Exhibit 99.3

PRESS RELEASE

TotalEnergies and Sinopec
Strengthen Cooperation

Paris, May 7, 2024 – On the occasion of the state visit to France by the President of the People's Republic of China, TotalEnergies, represented by Patrick Pouyanné, Chairman and CEO, and China Petroleum and Chemical Corporation (“SINOPEC”), represented by Ma Yongsheng, Chairman, signed a strategic cooperation agreement to deepen their collaboration, notably in low-carbon energies.

TotalEnergies and SINOPEC have been working together for many years, notably in Angola and Brazil in Upstream operations, and more generally in various domains such as oil, LNG, oil product trading, and engineering. Recently, the companies have joined forces to develop a 230,000 tons per year sustainable aviation fuel (SAF) production unit at a SINOPEC refinery in China.

This strategic cooperation agreement aims to further develop the partnership between TotalEnergies and SINOPEC and seize new opportunities by leveraging their respective expertise. In particular, the two companies plan to combine their R&D expertise in biofuels, green hydrogen, CCUS and decarbonization.

“We are pleased to reinforce our partnership with SINOPEC, a major Chinese energy player which is already our partner in several countries. This strategic cooperation agreement reflects our shared will to combine our multi-energies expertise to address today's growing global demand, while simultaneously building the decarbonized energy system of tomorrow,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“SINOPEC and TotalEnergies have established a strong partnership. Signing this strategic cooperation framework agreement on TotalEnergies' 100th anniversary marks another milestone. Over the years, the two companies have carried out extensive cooperation in exploration and production, LNG, biofuels, and trading. With this agreement, both companies intend to strengthen the partnership by exploring more opportunities in the fields of sustainable aviation fuel, green hydrogen, CCUS, etc., to fulfil our commitment to low-carbon, green and sustainable growth of the industry,” added Dr. Ma Yongsheng, Chairman of SINOPEC.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).